UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

KingsCrowd, Inc.
(Exact name of issuer as specified in its charter)

Commission File Number: 024-11497

Delaware	82-3708101
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

855 Boylston Street, Suite 1000, Boston MA 02116

(Full mailing address of principal executive offices)

(914) 826-4520

(Issuer’s telephone number, including area code)

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment, and potential growth opportunities. Forward-looking statements include all statements that are not historical facts. In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Those risks include those described in “Risk Factors” and elsewhere in this report. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this report. Also, forward-looking statements represent our beliefs and assumptions only as of the date of this report.

Any forward-looking statement made by us in this report speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward- looking statements, even if new information becomes available in the future. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this disclosure. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The following discussion and analysis are based on, and should be read in conjunction with, our unaudited financial statements and notes thereto for the period ended June 30, 2021.

Overview

In this report, we may refer to KingsCrowd, Inc., a Delaware corporation, as “we,” “us,” the “Company,” or by similar terms.

Our mission is to provide institutional grade research, analytics tools and ratings that empower people to make confident and inspired investments in the online private markets.

We believe that we are the first and only comprehensive data-driven rating and analytics facility to service the online private market space. Our market is relatively new, arising out of the JOBS Act passed in 2012, and is growing dramatically as both companies take advantage of the relaxed rules with respect to general solicitation and the offerings to non-accredited investors and investors seek to harness the potential of investing in start-up and early-stage growth companies. As the first to market, we are amassing and analyzing data sets that we believe will provide us with significant advantages that will differentiate our Company from our future competitors for years to come. Some of these advantages include gaining familiarity with different classes of investors, which will allow us to develop the products that users most desire, and enhancing our proprietary ratings algorithms, which will allow us to provide more accurate ratings. We also believe that our first to market status will position us as the leader in the space for online private market tools and afford us the ability to establish and shape industry standards.

As of June 1, 2021, we covered all Reg CF deals available to the market, approximately 60% of Reg A offerings and approximately 10% of Rule 506(c) offerings that are live on online private market funding portals.

We have experienced dramatic growth in our subscriber base since our inception. At the end of 2018, our first full year of operations, we had 800 subscribers and annual recurring revenue, or ARR, of $2,293. At the end of 2019, we had 90,000 subscribers and of ARR of $18,572. At the end of 2020, we had 300,000 subscribers, including over 10,000 paid subscribers, and ARR of more than $488,716. At the end of June 2021, we had over 400,000 subscribers and first half-year accrued revenues of $219,425, up from $118,725 in the first half of 2020.

We generate revenue from subscriptions to our research, analytics and ratings platform. Our tiered subscription-based model allows our customers to choose among four plans, including one free tier and three core plans to meet their needs. Our subscriptions can range from monthly to one-year or multi-year arrangements and are generally non-cancellable during the contractual subscription term. Subscription revenue is recognized ratably over the term of the subscription beginning on the date the product is made available to customers, which typically begins on the commencement date of each contract.

Our qualitative and quantitative ratings are not intended and we advise users not to construe them as investment recommendations. We are not a fund, an asset manager, or a financial advisor. Rather, we provide information to aid investors who are making their own investment decisions.

Discussion of Operating Results for the Six Months Ended June 30, 2021 Compared to the Six Months Ended June 30, 2020

As of June 30, 2021, our Regulation A offering had not been qualified by the Securities and Exchange Commission (“SEC”) and we did not realize any proceeds during the period covered by this semiannual report from the sale of the Class A common stock being offered in that offering. Our Regulation A offering was qualified by the SEC in August 2021.

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During the last quarter of 2020 and the first quarter of 2021, we sold and issued convertible promissory notes in the total principal amount of $1,099,744, all of which converted (along with accrued interest of $28,107) into a total of 1,409,815 shares of the Class A common stock we are offering in our Regulation A offering (“Convertible Note Offering”).

Revenues

The Company’s revenues for the six months ended June 30, 2021 were $219,425 compared to $118,725 for the six months ended June 30, 2020. This increase in revenue was primarily the result of a new product line launch at an increased price point to our past subscription offering due to several product enhancements and new data features offered to customers.

Operating Expenses

The Company’s operating expenses during the six months ended June 30, 2021 were $1,694,812 compared to $692,308 for the six months ended June 30, 2020. Operating expenses increased across all categories as we deployed the proceeds we received from the Convertible Note Offering. We used such proceeds to fund our operating expenses during the first half of 2021, including adding critical personnel and intensifying research and development efforts with respect to new product development ($225,436). Approximately $536,000 of our operating expenses were attributable to the issuance of compensation we paid to our new employees in Class A common stock of our Company.

Loss

We incurred a net loss from operations for the six months ended June 30, 2021 of $1,499,269 compared to a net loss of $574,156 for the six months ended June 30, 2020. The increase in net loss resulted from the increase in operating expenditures discussed above without a commensurate increase in revenue.

Liquidity and Capital Resources

As of June 30, 2021, we had cash and cash equivalents available to pay our ongoing operating expenses of $486,826. To date, we have primarily financed our operations through cash flows from operations and from the sale of equity and debt securities, including the Convertible Note Offering discussed above and the ongoing offering pursuant to Regulation A. Our principal uses of cash in recent periods have been funding our operations, undertaking research and development on new products, adding staff and incurring costs associated with our staff. As of June 30, 2021, our principal source of liquidity was cash which consists of cash in bank accounts and cash equivalents. We expect to continue to receive proceeds from the sale of Class A common stock in our ongoing Regulation A offering. We also expect subscription revenue to continue to increase as we ramp up marketing expenditures and release new products, which we expect should increase our liquidity position. We will utilize additional cash that we receive from these sources as described under the heading “Use of Proceeds” set forth in the offering circular qualified by the SEC in August 2021 (File No. 024-11497; available at

https://www.sec.gov/Archives/edgar/data/0001744757/000147793221005166/kings_253g1.htm.)

Trend Information

The online private markets continue to grow at a robust rate. In 2021, the amount of dollars raised through Regulation Crowdfunding surpassed $500,000,000, up over $200,000,000 since 2020. We believe that the increasing interest in Crowdfunding offerings has been a driver for increased demand for our services. Additionally, we have launched new asset class coverage, including Regulation A+ offerings that also represents a fast-growing market. With enhanced asset coverage and a fast-growing market, our $50 per month or $500 per year subscription rate is now becoming the favored subscription. Additionally, in 2022 we will be looking to add more asset class coverage including IPO data, real estate data and other digital securities. This could lead to more customer demand from a broader pool of potential customers interested in this larger set of alternative investments. We also continue to assess potential acquisitions in key focus areas of our business as we gain market footing as a leading data provider in the space and are assessing new product lines that our customers are inquiring about. To support these growth initiatives, we have continued to build our team putting further constraints on our capital in order to try and maximize our growth and customer reach at the expense of near-term profitability.

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OTHER INFORMATION

In December 2019, we entered into a License to Purchase Agreement with Newchip Inc. whereby we acquired a license to use certain of that company’s software and systems for a period of 16 months. In consideration of the license we agreed to: (i) pay to Newchip a monthly fee equal to 25% of the revenue we receive based on the assets and assets (the “Newchip Revenues”), (ii) pay Newchip an additional fee equal to 1% of the amount the Newchip Revenues per year until such time as we pay to Newchip the total amount of $1 million or we are acquired in a positive transaction, at which time we would issue to Newchip a number of shares of Class A common stock equal to 5% of the outstanding shares of that class as of March 31, 2021, and all of Newchip’s rights in the licensed property would be transferred to us. If we do not pay to Newchip minimum total of $150,000 by March 31, 2021, it may revoke or renegotiate the license. In connection with the license agreement, we issued to Newchip a warrant entitling it to purchase up to 110,619 preferred units in KingsCrowd LLC at a price of $2.26 per unit until December 2, 2021. The preferred units to be issued upon exercise of this warrant were to be the same as those issued in the most recent financing round after the issuance of the warrant and if no preferred units were issued. If at the time of exercise, no preferred units had been issued, then the warrants would be exercisable for the same class of units issued to the other members. We did not issue any preferred unit in KingsCrowd LLC prior to the Corporate Conversion and as of the date hereof, the warrant would entitle the holder to purchase 1,406,980 shares of Class A common stock at a price of approximately $0.178 per share.

On July 1, 2021, we entered into an agreement with Crowdwise LLC to acquire certain assets for aggregate consideration of $50,000, to be paid upon the earlier of the date on which the we sell 10,000,000 shares of Series A common stock under our Regulation A offering or December 31, 2021 if $10,000,000 is not reached.

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FINANCIAL STATEMENTS

FINANCIAL STATEMENTS (UNAUDITED) AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020:

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KINGSCROWD, INC. BALANCE SHEETS (UNAUDITED) As of June 30, 2021 and December 31, 2020

	June 30,	December 31,
	2021	2020
ASSETS
Current Assets:
Cash and cash equivalents	$483,826	$518,674
Escrow receivable	55,058	46,500
Prepaid expense	9,500	5,770
Deposit	13,976	8,930
Deferred offering costs	17,000	-
Total Current Assets	579,360	579,874

Non-Current Assets:
Property and equipment, net	5,176	2,155
Intangible asset, net	2,649	2,747
Customer list, net	357,474	459,610
Total Non-Current Assets	365,299	464,512

TOTAL ASSETS	$944,659	$1,044,386

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$66,792	$45,450
Deferred revenue	219,867	221,519
Loan payable	1,849	1,849
Convertible notes payable	1,099,744	316,800
Interest payable	25,663	4,331
Acquisition payable, current portion	256,495	226,617
Other current liabilities	46,174	6,390
Total Current Liabilities	1,716,584	822,956

Non-current Liabilities:
Acquisition payable, net of current portion	356,319	386,197
Other non-current liabilities	6,389	6,389
Total Non-current Liabilities	362,708	392,586

Total Liabilities	2,079,292	1,215,542

Stockholders' Equity (Deficit):
Class A common stock, $0.0001 par value, 51,000,000 shares authorized, 29,580,724 and 28,626,661 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	2,958	2,863
Class B common stock, $0.0001 par value, 15,000,000 shares authorized, 12,719,151 shares issued and outstanding as of June 30, 2021 and December 31, 2020	1,272	1,272
Additional paid-in capital	2,221,952	1,686,255
Accumulated deficit	(3,360,815)	(1,861,546)
Total Stockholders' Equity (Deficit)	(1,134,633)	(171,156)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$944,659	$1,044,386

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

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KINGSCROWD, INC. STATEMENTS OF OPERATIONS (UNAUDITED) For the six-month periods ended June 30, 2021 and 2020

	June 30
	2021	2020

Net revenues	$219,425	$118,725

Operating Expenses:
General, administrative, and operations	822,767	411,816
Stock compensation	535,792	95,237
Research and development	225,436	126,727
Sales and marketing – customer list amortization	102,136	51,068
Sales and marketing	8,681	7,460
Total Operating Expenses	1,694,812	692,308

Loss from operations	(1,475,387)	(573,583)

Other Income/(Expense):
Interest expense	(24,757)	(708)
Others - net	875	135
Total Other Income/(Expense)	(23,882)	(573)

Provision for income taxes	-	-
Net loss	$(1,499,269)	$(574,156)

Weighted average common shares outstanding
-Basic and Diluted	41,986,772	38,851,427
Net loss per common share
-Basic and Diluted	$(0.04)	$(0.01)

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

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KINGSCROWD, INC. STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) (UNAUDITED) For the six-month periods ended June 30, 2021 and 2020

	Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)

Balance at December 31, 2020	28,626,661	$2,863	12,719,151	$1,272	$1,686,255	$(1,861,546)	$(171,157)
Issuance of common stock - advisors	334,276	33	-	-	50,642	-	50,675
Issuance of common stock - consultants	612,495	61	-	-	477,764	-	477,825
Issuance of common stock - employees	7,292	1	-	-	7,291	-	7,292
Net loss	-	-	-	-	-	(1,499,269)	(1,499,269)
Balance at June 30, 2021	29,580,724	$2,958	12,719,151	$1,272	$2,221,952	$(3,360,815)	$(1,134,634)

Balance at December 31, 2019	20,773,706	$2,077	12,719,151	$1,272	$616,878	$(554,069)	$66,158
Issuance of common stock - Reg CF	6,131,572	613	-	-	867,120	-	867,733
Issuance of common stock - advisors	392,042	39	-	-	57,203	-	57,242
Issuance of common stock - consultant	268,489	27	-	-	37,969	-	37,996
Offering costs	-	-	-	-	(44,698)	-	(44,698)
Net loss	-	-			-	(574,156)	(574,156)
Balance at June 30, 2020	27,565,809	$2,756	12,719,151	1,272	$1,534,472	$(1,128,225)	$410,275

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

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KINGSCROWD, INC. STATEMENTS OF CASH FLOWS (UNAUDITED) For the six-month periods ended June 30, 2021 and 2020

	June 30
	2021	2020
Cash flows from operating activities
Net loss	$(1,499,269)	$(574,156)
Adjustments to reconcile net loss to net cash used in operating activities:
Customer list amortization	102,136	51,068
Issuance of common units - consultants	477,825	37,996
Issuance of common units - advisors	50,675	57,242
Issuance of common units - employees	7,292	-
Depreciation and amortization	1,118	584
Warrant expense - Accelerator program expense	-	12,168
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	-	5,700
(Increase)/Decrease in prepaid expense	(3,730)	9,440
(Increase)/Decrease in deposit	(5,046)	-
Increase/(Decrease) in accounts payable	21,341	26,106
Increase/(Decrease) in deferred revenue	(1,652)	60,430
Increase/(Decrease) in interest payable	21,332	-
Increase/(Decrease) in other liabilities	25,784	9,875
Net cash used in operating activities	(802,194)	(303,547)

Cash flow from investing activities
Purchase of property and equipment	(4,040)	-
Net cash used in investing activities	(4,040)	-

Cash flow from financing activities
Proceeds from issuance of common units	-	867,733
Proceeds from issuance of convertible notes	774,386	-
Offering costs	(3,000)	(44,698)
Net cash provided by financing activities	771,386	823,035

Net change in cash	(34,848)	519,488

Cash at beginning of the period	518,674	43,645
Cash at end of the period	$483,826	$563,133

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest expense	$3,425	$662
Cash paid for income tax	$-	$-

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

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KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

NOTE 1: NATURE OF OPERATIONS

KingsCrowd, Inc. (the “Company”) is a corporation organized on December 14, 2017 under the laws of Delaware, and headquartered in Boston, Massachusetts. The Company was originally incorporated under the name Kings Crowd, LLC as a Delaware limited liability company. On December 28, 2020, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name from Kings Crowd, LLC to KingsCrowd, Inc.

The Company seeks to bring together ﬁnancial experts and technologists to help investors make more informed startup investment decisions on crowdfunding portals by providing the infrastructure for startup business investment decision making based on four key components:

•	Education - Providing expert editorial content in addition to “how-to” guides and tools.

•	Analytics - Offering standardized deal ratings and synthesized data analytics.

•	Research - Combining in-house market research with crowd-sourced research.

•	Recommendations - Providing “Top Deal” picks and access to expert network due diligence.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced profits and also has unknown impacts from the ongoing COVID-19 pandemic.

No assurance is provided.

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KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2021 and December 31, 2020, the Company had cash of $133,664 and $96,769, respectively, in excess of federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors.

Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.

The Company had $0 accounts receivable as of June 30, 2021 and December 31, 2020.

Subscription Receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders’ equity on the balance sheet.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

No assurance is provided.

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KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Property and Equipment, Intangible Asset

Property and equipment and intangible asset are recorded at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of assets. The useful life of the Company’s capitalized assets is three years for the computer equipment and fifteen years for the software. The useful lives and the depreciation and amortization methods are reviewed periodically to ensure that the periods and depreciation and amortization methods are consistent with the expected pattern of economic benefits from items of property and equipment and intangible asset.

There were no changes in the estimated useful lives of each of the Company’s items of property and equipment and intangible assets in the six-month period ended June 30, 2021 and in the year ended December 31, 2020.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company’s long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

No impairment in value of property and equipment or intangible asset was recognized as of June 30, 2021 and December 31, 2020.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company collects revenues in advance for its membership subscriptions and initially records as deferred revenues. The Company has determined that its performance obligations in relation to these agreements with customers are satisfied through the passage of time of the underlying subscription period, which are monthly or annually. Revenues received from monthly subscriptions are recognized upon completion of the month of service, while revenues received from annual subscriptions are recognized monthly over the subscription period on a straight-line basis.

No assurance is provided.

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KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Costs of Revenues

Costs of revenues include merchant fees and fees of subcontractors.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the six-month periods ended June 30, 2021 and 2020 totaled $8,681 and $7,460, respectively.

Research and Development

Research and development costs are expensed as incurred.

Stock Based Compensation

The Company measures all stock-based awards granted to employees, advisors and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

No assurance is provided.

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KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company was a limited liability company through the December 28, 2020 conversion date. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its members through such date. Therefore, no provision for income tax has been recorded in the statements until the conversion date. Income from the Company was reported and taxed to the members on their individual tax returns. Upon the conversion to a corporation, the Company is now taxable as a corporation effective December 28, 2020.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each period.

No assurance is provided.

16

KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $1,499,269 and $574,156 during the six-month periods ended June 30, 2021 and 2020, respectively, and has negative cash flows from operations for the six-month periods ended June 30, 2021 and 2020. As of June 30, 2021, the Company had an accumulated deficit of $3,360,815 and current liabilities in excess of current assets by $1,137,224. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: NON-CURRENT ASSETS

Property and Equipment, Intangible Asset

As of June 30, 2021 and December 31, 2020, property and equipment and intangible asset consisted of the following:

	June 30, 2021
	Equipment	Software
Cost	$8,136	$2,961
Less: Accumulated depreciation and amortization	(2,960)	(312)
Net Book Value	$5,176	$2,649

	December 31, 2020
	Equipment	Software
Cost	$4,096	$2,961
Less: Accumulated depreciation and amortization	(1,941)	(214)
Net Book Value	$2,155	$2,747

Depreciation and amortization totaled $1,118 and $584 for the six-month periods ended June 30, 2021 and 2020, respectively.

No assurance is provided.

17

KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Customer List

The Company’s customer list amounting to $357,474 and $459,610, net of amortization, as of June 30, 2021 and December 31, 2020, respectively, is the result of its acquisition of the 100% membership interests of Oxford Financial Publishing, LLC in Early Investing, LLC, as discussed in Note 6. Amortization of commission expense amounting to $102,136 and $51,068 was recorded to “sales and marketing expense – customer list amortization” in the statement of operations for the six-month periods ended June 30, 2021 and 2020, respectively. The customer list was assessed for impairment and the Company determined that no impairment exists for the six-month periods ended June 30, 2021 and 2020.

NOTE 5: CONVERTIBLE NOTES PAYABLE

The Company issued convertible notes in the aggregate principal amount of $1,099,744 and $316,800 as of June 30, 2021 and December 31, 2020, respectively. The notes accrue simple interest at 5% per annum through the maturity date. The notes mature on December 31, 2021, unless sooner converted into shares of the Company’s Class A common stock offered pursuant to the Company’s Regulation A offering. As described in Note 11, Subsequent Events, the outstanding balance of the principal and accrued interest on the convertible notes automatically converted into an aggregate of 1,413,442 of Class A common stock at a price of $0.80 per share, or 80% of the offering price of the shares offered in the Regulation A offering The Company determined these notes had beneficial conversion features contingent upon future events, and therefore the beneficial conversion feature discount will be recognized if and upon resolution of this contingency.

During the six-month periods ended June 30, 2021 and 2020, the Company incurred interest expense of $21,332 and $46, respectively, all of which remains unpaid as of June 30, 2021. As of June 30, 2021, $5,000 of these subscribed notes were not yet closed out of escrow and therefore were recorded as escrow receivable.

NOTE 6: ACQUISITION

Early Investing

On March 20, 2020, the Company acquired 100% of the membership interests of Oxford Financial Publishing, LLC (the “Seller”) in Early Investing, LLC, a Maryland limited liability company, through an asset purchase agreement. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The Company determined that the transaction was an acquisition of asset which is the revenue-producing customer list. The revenue-producing activity of the acquired asset did not remain generally the same as before the transaction. The Seller retained the right to sell its own products to the customer list and is allowed to continue generating revenue from the customer list for a period of two years. Therefore, the full transaction value was attributed as a customer list asset.

No assurance is provided.

18

KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

The purchase price of the asset is 40% of the gross receipts generated by the Company from the customer list in the first year after the purchase, 25% in the second year and 10% in the third year. Based upon the revenue generated by the Company by marketing its Kings Crowd products to the customer list, for the period from May 2020 to January 2021, the Company estimates that average monthly revenues from the customer list will be $68,090 per month for the three-year period following the purchase. In accordance with ASC 450 where the contingent future liabilities under this agreement are probable and estimable, the Company has recorded an acquisition payable of $612,814, as an estimate of the three years of payments to be made to the Seller and has recorded a customer list asset of $612,814 to be amortized using the straight-line method over the three-year estimated useful life of the asset. The amortization was recorded as “sales and marketing – customer list amortization” operating expense in the statement of operations in the amount of $102,136 and $51,068 for the six-month periods ended June 30, 2021 and 2020.

NOTE 7: EQUITY

Limited Liability Company to Corporate Conversion, Stock Split

At inception, the Company had a single class of common units authorized, of which 1,000 were granted to its founding members, and each unit had equal voting rights and proﬁt interests in the Company. These units were issued to the founding members and were attributed zero value in these ﬁnancial statements. In June 2018, the Company effected a 2,000-for-1 reverse split, increasing the total granted units from 1,000 to 2,000,000.

In December 2020, the Company authorized 66,000,000 shares of $0.0001 par value common stock, including 51,000,000 shares of Class A common stock and 15,000,000 shares of Class B common stock, upon conversion to corporation, as discussed in Note 1. All membership interests in Kings Crowd, LLC, including unvested restricted units and unexercised warrants, were converted at a conversion rate of 12.71915097123437 shares of Class A common stock for each membership unit, except for the units owned by two of the founding members which converted into shares of Class B common stock at the same conversion rate. All shares and warrants reflected in these ﬁnancial statements are indicative of post-split ﬁgures and the par value of the issued shares was recorded with the offset to additional paid-in capital. These financial statements present the effect of this conversion retroactively as if it occurred on January 1, 2020.

Through the date of conversion to corporation, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, were solely the debts, obligations, and liabilities of the Company, and no member of the Company would have been obligated personally for any such debt, obligation, or liability.

Common Stock

The Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by law and the certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of the Company’s assets available for distribution to the stockholders upon any liquidation or winding up of the Company. Each outstanding share of Class B common stock is convertible into one fully paid and nonassessable share of Class A Common stock (i) at any time at the option of the holder or (ii) automatically upon the consummation by the Company of an underwritten public offering of the Company’s securities from which the Company receives gross proceeds in excess of $10,000,000.

No assurance is provided.

19

KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Shares Issued for Services

The Company grants restricted stock awards to employees and non-employee advisors and consultants which are subject to vesting terms of 3-48 months.

A summary of restricted stock awards granted by the Company is as follows:

	June 30
	2021	2020
Balance at beginning of period*	7,881,498	6,453,456
Granted	2,210,000	1,428,043
Balance at end of period	10,091,498	7,881,498

__________

*3,054,199 shares of Class A common stock issued in 2018 have been attributed zero value in these ﬁnancial statements

During the six-month periods ended June 30, 2021 and 2020, 954,063 and 660,531 shares of Class A common stock were issued and vested and $535,792 and $95,238 were recorded as stock compensation expense in the statement of operations, all respectively. As of June 30, 2021 and 2020, 4,222,013 and 3,670,885 shares of Class A common stock remained subject to vesting terms, respectively.

Regulation Crowdfunding Offering

In 2018, the Company conducted two securities offerings under Regulation Crowdfunding, where the Company sold a total of 1,512,002 shares of Class A common stock for gross proceeds of $139,899. Of such, 1,378,095 shares of Class A common stock were issued for gross proceeds of $121,350 and 133,907 shares of Class A common stock were issued for gross proceeds of $18,549.

In 2019, the Company issued a total of 1,131,814 shares of Class A common stock for gross proceeds of $160,173.

In 2020, the Company raised gross proceeds of $867,733 for the issuance of 6,131,572 shares of Class A common stock.

Other Issuances

As discussed in Note 6, the Company issued 1,148,756 shares of Class A common stock in November 2018 in connection with an asset purchase agreement. These shares were valued at $162,517 and recognized as a contribution to equity.

During 2019, the Company issued 353,287 shares of Class A common stock to an investor for gross proceeds of $50,000.

No assurance is provided.

20

KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

In December 2019, the Company issued 1,406,980 warrants as discussed in Note 8. These warrants remained unexercised as of June 30, 2021.

As of June 30, 2021 and 2020, 29,580,724 and 27,565,809 shares of Class A common stock were issued and outstanding, respectively, and 12,719,151 shares of Class B common stock were issued and outstanding as of both periods. Certain stock issuances were made under restricted stock purchase agreements which stipulated repurchase options subject to vesting schedules dependent upon the stockholders’ continued service to the Company, with the repurchase price set at the issuance price per share.

NOTE 8: WARRANTS

In connection with the license agreement discussed in Note 10, the Company issued 1,406,980 warrants in December 2019. Each warrant entitles the holder to purchase one preferred unit of the Company at an exercise price of approximately $0.18 per unit until December 2021. The number of preferred units or warrant price will be adjusted in the event of any preferred unit dividend, split or recapitalization of the Company. If at the time of exercise, no preferred units had been issued, then the warrants would be exercisable for the same class of units issued to the other members. The Company did not issue any preferred unit in Kings Crowd, LLC prior to the corporate conversion. As of the date hereof, the warrant would entitle the holder to purchase 1,406,980 shares of Class A common stock at a price of approximately $0.178 per share.

The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $24,336, and recognized such amount as additional paid-in capital. The Company recognized $12,168 as a general and administrative expense during each of the years ended December 31, 2020 and 2019. These warrants remained unexercised as of June 30, 2021.

Determining the appropriate fair value of the warrants requires the input of subjective assumptions, including the expected life of warrants and expected unit price volatility. The expected life of warrants was estimated using the “simplified method,” which is the midpoint between the grant date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns. For unit price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of warrants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the warrant.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on the financial reporting and disclosures.

No assurance is provided.

21

KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

In October 2016, FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory”, which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company’s financial statements and disclosures.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company’s financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement”, which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company’s financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (“ASU 2018-15”). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is still in the process of evaluating the new standard but expects it to be non-significant to the financial statements.

No assurance is provided.

22

KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

License to Purchase Agreement

The Company entered into an agreement with Newchip Inc. to license certain intellectual property for 16 months beginning December 1, 2019. The Company agreed to pay a monthly fee of approximately 25% of certain revenues we generated from the licensed assets. When the aggregate of the fee paid each month reaches a total of $150,000, the Company agreed to pay an additional 1% of revenue per year until either the Company has paid to the licensor the sum of $1,000,000, or the Company is acquired in a positive transaction, which would be in addition to 5% of the outstanding membership interest units of the Company as of March 31, 2021. Upon which time, the full ownership of all licensed intellectual property shall transfer to the Company.

The Company had paid $9,642 during the six-month period ended June 30, 2021 and was recorded as general and administrative expense in the statement of operations. The aggregate payment as of June 30, 2021 is $31,685. The Company and the licensor are currently discussing modification of the terms of the contract (see Note 11).

No assurance is provided.

23

KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

NOTE 11: SUBSEQUENT EVENTS

Equity Offering Pursuant to Regulation A

On August 4, 2021, the Securities and Exchange Commission (“SEC”) qualified an offering by the Company of up to 15,000,000 shares of Class A common stock pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended. Of the 15,000,000 shares of Class A common stock being offered, (i) the Company is offering up to an aggregate of 13,000,000 newly issued shares of Class A common stock and (ii) certain selling stockholders, including our president and a principal stockholder that is affiliated with one of our directors, are offering up to an aggregate of 2,000,000 shares of Class A common stock currently outstanding (the “Regulation A Offering”). The Company will not receive any of the proceeds from the sale of the shares offered by the selling stockholders in the Regulation A Offering. The shares being offered by the affiliate of one of our directors currently are held as shares of Class B common stock, which shares will convert into shares of Class A common stock upon the sale of such shares in the Regulation A Offering. The Company has agreed to pay all of the expenses of the offering (other than the discounts and commissions payable with respect to the shares sold in the offering by the selling stockholders).

On August 5, 2021, the principal amount of the outstanding convertible promissory notes that we sold and issued in the last quarter of 2020 and the first quarter of 2021, equal to $1,099,744, described in Note 5 above, plus all interest accrued on such promissory notes in the amount of $28,107, which together equaled $1,130,753, automatically converted into an aggregate of 1,413,442 of Class A common stock being offered by the Company in the Regulation A Offering at a price equal to $0.80 per share, or 80% of the offering price of the shares offered in the Regulation A Offering (the “Conversion Shares”). We realized $1,130,753 of proceeds in the Regulation A Offering from the sale and issuance of the 1,413,442 Conversion Shares.

Acquisition

On July 1, 2021, the Company entered into an agreement to purchase certain assets of Crowdwise LLC for aggregate consideration of $50,000, to be paid when the Company sells shares of Class A common stock having a value of $10,000,000 in its Regulation A Offering or on December 31, 2021 if $10,000,000 is not reached.

Conversion of Convertible Notes Payable

As described above under the heading “Equity Offering Pursuant to Regulation A,” on August 5, 2021, all convertible notes, inclusive of accrued and unpaid interest, totaling $1,130,907, were converted to 1,413,633 shares of Class A common stock.

Shares Issued for Services

After the reporting date through issuance date of these financial statements, the Company authorized 135,000 shares of Class A common stock to employees and advisor.

Management’s Evaluation

Management has evaluated subsequent events through December 8, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

No assurance is provided.

24

EXHIBITS

Exhibit Number	Description	Location Reference
1.1	Second Amended and Restated Offering Listing Agreement between OpenDeal Broker LLC and the Company.	3
2.1	Plan of Conversion with respect to the conversion of KingsCrowd LLC into KingsCrowd, Inc. dated December 28, 2020.	1
2.2	Certificate of Incorporation of KingsCrowd, Inc.	1
2.3	Bylaws of KingsCrowd, Inc.	1
3.1	Securities Purchase Warrant issued by the Company to Newchip, Inc.	1
4.1	Form of Subscription Agreement	1
4.2	Form of Irrevocable Power of Attorney of Christopher Lustrino	2
4.3	Form of Irrevocable Power of Attorney of Nantascot LLC	2
5.1	Agreement between Nantascot LLC and the Company dated December 28, 2020.	1
5.2	Agreement between Netcapital Inc. and the Company dated December 28, 2020.	1
5.3	Stockholders Agreement between Nantascot LLC and Valuesetters LLC dated December 28, 2020.	1
5.4	Contract of Sale between Crowditz, LLC and the Company dated November 7, 2018.	1
5.5	License to Purchase Agreement between Newchip Inc. and the Company dated December 2, 2019	1
5.6	Assignment Agreement between Oxford Financial Publishing, LLC and the Company dated March 29, 2020	1
5.7	Transition Services Agreement between Oxford Financial Publishing, LLC and the Company dated April 3, 2020.	1
5.8	Form of Note Purchase Agreement and Convertible Promissory Note between the Company and certain investors during the period December 2020 through March 2021.	1
5.9	Employment Agreement between Venkatachalam Sankaranarayanan Jr. and the Company dated April 1, 2020.*	1
5.10	Employment Agreement between Andrew Gordon and the Company dated April 1, 2020.*	1
5.11	Consulting Agreement between Ahmad Takatkah and the Company dated January 13, 2020.	1
5.12	Consulting Agreement between Howard Schneider and the Company dated January 13, 2020.	1
5.13	Consulting Agreement between Sean O’Reilly and the Company dated June 6, 2018.	1
5.14	2020 KingsCrowd, Inc. Incentive Plan and award agreements thereunder.*	1
5.15	Lease Agreement between Regus Management Group, LLC and the Company for office space in San Francisco, California.	1
8.1	Escrow Agreement between Prime Trust, LLC and the Company dated 5, 2021.	1

____________

(1)	Incorporated by reference to exhibits filed with the KingsCrowd, Inc. Regulation A Offering Statement on Form 1-A filed on March 31, 2021
(2)	Incorporated by reference to exhibits filed with Amendment Number. 1 to the KingsCrowd, Inc. Regulation A Offering Statement on Form 1-A filed on June 4, 2021.
(3)	Incorporated by reference to exhibits filed with Amendment Number. 2 to the KingsCrowd, Inc. Regulation A Offering Statement on Form 1-A filed on July 2, 2021.
*	Indicates a management contract or any compensatory plan, contract or arrangement.

25

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter):	KingsCrowd, Inc.

By (Signature and Title):	/s/ Christopher Lustrino
Chris Lustrino, Chief Executive Officer, Principal Executive Officer and Principal Financial Officer

Date January 26, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title):	/s/ Christopher Lustrino
Chris Lustrino, Chief Executive Officer, Principal Executive Officer and Principal Financial Officer

Date January 26, 2022

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